Exhibit (a)(5)(G)

UNITED STATES DISTRICT COURT

FOR THE EASTERN DISTRICT OF VIRGINIA

DEBORAH A. NICHOLS, on behalf of	Case No.:
herself and all others similarly situated,
CLASS ACTION COMPLAINT
Plaintiff,	DEMAND FOR JURY TRIAL
vs.

NCI, INC., CHARLES K. NARANG,
PAUL A. DILLAHAY, DANIEL R.
YOUNG, PAUL LOMBARDI, JAMES P.
ALLEN, CINDY E. MORAN, and
AUSTIN J. YERKS,
Defendants.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF

SECTIONS 14(d), 14(e), AND 20(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff Deborah A. Nichols (“Plaintiff”), on behalf of herself and the proposed Class defined herein, brings this class action suit for violations of Sections 14(d)(4), 14(e), and 20(a) of the Securities Exchange Act Of 1934. In support of this Class Action Complaint, Plaintiff, by her attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

INTRODUCTION

1. Plaintiff brings this action on behalf of himself and the public stockholders of NCI, Inc. (“NCI” or the “Company”) against the Company, NCI’s Board of Directors (collectively, the “Board” or the “Individual Defendants,” as further defined below), for violations of Section 14(d)(4), and Rule 14D-9 promulgated thereunder by the U.S. Securities and Exchange Commission (the “SEC”), and Sections 14(e), and 20(a). Specifically, Defendants solicit the tendering of stockholder shares in connection with the sale of the Company to affiliates of H.I.G. Capital, L.L.C., (“HIG”) through a recommendation statement that omits material facts necessary to make the statements therein not false or misleading. Stockholders require this material information to decide whether to tender their shares.

2. On July 3, 2017, the Company announced that it had entered into an agreement and plan of merger (the “Merger Agreement”), by which HIG would commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of NCI at a purchase price of $20.00 per share in cash (the “Proposed Transaction”). The Tender Offer is set to expire at 12:00 a.m. midnight, New York City time, at the end of the day on August 11, 2017.

3. In connection with the commencement of the Tender Offer, on July 17, 2017, the Company filed a Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement is materially deficient and misleading because, inter alia, it fails to disclose material information about the financial projections prepared by the Company and relied upon by the Company’s financial advisors, and potential conflicts of interest regarding the Company’s financial advisors. Without all material information, NCI’s stockholders cannot make an informed decision regarding whether to exchange their shares in the Tender Offer. The failure to adequately disclose such material information constitutes a violation of §§ 14(d)(4), 14(e), and 20(a) of the Exchange Act, as stockholders need such information in order to make a fully-informed decision regarding tendering their shares in connection with the Tender Offer.

4. For these reasons, and as set forth in detail herein, the Individual Defendants have violated federal securities laws. Accordingly, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of these laws. Judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s stockholders.

JURISDICTION AND VENUE

5. The claims asserted herein arise under §§ 14(d), 14(e), and 20(a) of the Exchange Act, 15 U.S.C. § 78aa. The Court has subject matter jurisdiction pursuant to § 27 of the Exchange Act, 15 U.S.C. §78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6. The Court has personal jurisdiction over each of the Defendants because each conducts business in and maintains operations in this District or is an individual who either is present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper in this District under § 27 of the Exchange Act, 15 U.S.C. §78aa, as well as pursuant to 28 U.S.C. § 1391, because: (i) the conduct at issue took place and had an effect in this District; (ii) NCI maintains its principal place of business in this District and each of the Individual Defendants, and Company officers or directors, either resides in this District or has extensive contacts within this District; (iii) a substantial portion of the transactions and wrongs complained of herein, occurred in this District; (iv) most of the relevant documents pertaining to Plaintiff’s claims are stored (electronically and otherwise), and evidence exists, in this District; and (v) defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

PARTIES

8. Plaintiff is, and has been at all relevant times, the owner of shares of NCI common stock.

9. Defendant Charles K. Narang (“Narang”) is Chairman of the Board of NCI. Narang has served as the Company’s Chairman since he founded NCI’s predecessor and wholly owned subsidiary, NCI Information Systems, Inc., in 1989. Additionally, Narang also served as the Company’s Chief Executive Officer from 1989 until September 2015 when he resigned as Chief Executive Officer.

10. Defendant Paul A. Dillahay (“Dillahay”) serves as both the President and Chief Executive Officer (“CEO”) of NCI. Dillahay was named President and Chief Executive Officer of the Company in October of 2016 and continues to serve in those roles to this day.

11. Defendant Daniel R. Young (“Young”) is a director of NCI, and has served in this capacity since 2005. Young is a member of the Company’s Compensation Committee, and currently serves as the Chairman of the Company’s Nominating and Governance Committee.

12. Defendant Paul V. Lombardi (“Lombardi”) is a director of NCI, and has served in this capacity since 2004. Lombardi currently serves as the Chairman of the Company’s Audit Committee and as a member of the Company’s Compensation Committee.

13. Defendant James P. Allen (“Allen”) is a director of NCI, and has served in this capacity since 2004. Allen currently serves as the Chairman of the Company’s Audit Committee and as a member of the Company’s Compensation Committee.

14. Defendant Cindy E. Moran (“Moran”) is a director of NCI and has served in this capacity since 2015. Moran currently serves as a member of the Company’s Nominating and Governance Committee.

15. Defendant Austin J. Yerks (“Yerks”) is a director of NCI and has served in this capacity since 2013. Yerks currently serves as a member of the Company’s Audit Committee and as a member of the Company’s Nominating and Governance Committee.

16. Defendants Yerks, Moran, Allen, Lombardi, Young, Dillahay, and Narang are collectively referred to as “Individual Defendants” and/or the “Board.”

17. Defendant NCI, a Delaware corporation, a leading provider of enterprise solutions and services to U.S. defense, intelligence, health and civilian government agencies. Headquartered in Reston, Virginia, NCI has approximately 2,000 employees operating at more than 100 locations worldwide. NCI’s common stock is traded on the NASDAQ under the ticker symbol “NCIT.”

18. The Individual Defendants and NCI are referred to collectively herein as “Defendants.”

OTHER RELEVANT ENTITIES

19. Relevant non-party H.I.G. Capital, LLC, is an American global private equity and alternative assets investment firm with approximately $22 billion of equity capital under management.

20. Relevant non-party Cloud Intermediate Holdings, LLC, a Delaware limited liability company, is beneficially owned by affiliates of H.I.G. Capital, LLC.

21. Relevant non-party Cloud Merger Sub, Inc., is a Delaware corporation and a wholly owned subsidiary of Cloud Intermediate Holdings, LLC.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action individually and as a class action on behalf of all holders of NCI’s stock who are being, and will be, harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to, controlled by, or affiliated with, any Defendant, including the immediate family members of the Individual Defendant.

23. This action is properly maintainable as a class action under Federal Rule of Civil Procedure 23.

24. The Class is so numerous that joinder of all members is impracticable. According to the Recommendation Statement, as of July 14, 2017, there were (i) 10,033,534 Class A Shares issued and 9,116,817 Class A Shares outstanding (which includes 246,167 Class A Shares that were subject to unvested restricted stock awards (the “Unvested Company RSAs”), (ii) 4,500,000 Class B Shares issued and outstanding and (iii) 934,000 Class A Shares issuable upon exercise of outstanding stock options (the “Company Options”). These shares are held by thousands of beneficial holders who are geographically dispersed across the country.

25. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

a.	whether Defendants have violated Sections 14 and 20 of the Exchange Act in connection with the Proposed Transaction; and

b.	whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

26. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

27. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

28. The prosecution of separate actions by individual members of the Class creates a risk of inconsistent or varying adjudications with respect to individual members of the Class, which could establish incompatible standards of conduct for Defendants.

29. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

30. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class a whole.

31. Accordingly, Plaintiff seeks injunctive and other equitable relief on behalf of himself and the Class to prevent the irreparable injury that the Company’s stockholders will continue to suffer absent judicial intervention.

FURTHER SUBSTANTIVE ALLEGATIONS

Company Background

32. NCI is a leading provider of enterprise solutions and services to U.S. defense, intelligence, health care and civilian government agencies. The Company focuses on delivering cost-effective solutions and services in the areas of agile software application and systems development/integration; cybersecurity and information assurance; engineering and logistics support; enterprise information management and advanced analytics; cloud computing and IT infrastructure optimization; health IT and medical support; IT service management; and modeling, simulation and training.

33. Headquartered in Reston, Virginia, NCI has approximately 2,000 employees operating at more than 100 locations worldwide. The majority of the Company’s revenue is derived from contracts with the U.S. Federal Government, directly as a prime contractor or as a subcontractor. In fact, for the three months ended March 31, 2017, the Company generated approximately 61% of revenue from the Department of Defense, including agencies within the intelligence community, and approximately 39% of revenue from federal civilian agencies. Furthermore, 92% of the Company’s work is performed as a prime contractor, and the Company enjoys a lucrative position on the U.S. Army’s Program Executive Office Soldier program.

34. On March 31, 2017, the Company reported earnings for the fiscal year ended December 31, 2016. The earnings show gross profit increased during fiscal 2016 to $56.17 million compared with $54.77 million in fiscal 2015. Net income for fiscal 2016 decreased slightly to $16.8 million, or $.69 per diluted share, from $20.6 million, or $.89 per diluted share, in fiscal 2015, but still remained higher than its 2014 and 2013 results. These strong financial results evidence a Company that is well positioned, as a stand-alone entity, to continue to deliver value to its stockholders. A fact that is further reflected in the Company’s stock price, which was trading at or above $20.00 per share for the majority of June and reached as high as $21.10 per share just a few days before the merger was announced.

35. In light of NCI’s recent and historical financial performance and strong growth prospects, it is vital that NCI’s stockholders receive all material information concerning the Proposed Transaction, so that they may make an informed decision regarding whether to tender their shares. This is made all the more vital by the fact that the Offer Price represents a discount of approximately 4.3% to the closing price of the Class A Shares on June 28, 2017 (the last trading day prior to the NCI Board’s approval of the Merger Agreement).

The Merger Process

36. In January 2016, NCI engaged Wells Fargo Securities, LLC (“Wells Fargo”) and Stifel, Nicolaus & Company, Incorporated (“Stifel”) as its financial advisors in connection with the NCI Board’s evaluation of certain strategic alternatives, including a potential sale of NCI.

37. This evaluation led to representatives of Wells Fargo and Stifel contacting 33 potential buyers (both strategic and financial) regarding a possible strategic transaction (the “2016 Solicitation Process”). Of the 33 entities contacted, four submitted a non-binding indication of interest at valuations ranging from $15.60—$18.50 per Share. Of these four entities, one of the bidders was not invited to advance due to that bidder’s offer price being well below the offer prices of the other bidders, two of those bidders dropped out of the process after attending management presentations and the remaining bidder, Party A, completed substantial due diligence and negotiations of a merger agreement at a proposed purchase price of $18.50 per Share, but ultimately ended negotiations because of its concerns over regulatory issues with another company in its investment portfolio. Despite the difficulties the Company experienced in 2016 during this initial sales process, NCI continued to remain open to the possibility of a strategic transaction.

38. In November 2016 and January 2017, representatives of NCI received unsolicited communications from Charles Mills of HIG regarding a potential business relationship. These discussions, which were briefly put on hold as NCI dealt with the discovery that its former controller had embezzled approximately $19.4 million from NCI, resumed on February 22, 2017, when Defendant Dillahay received a call from HIG executives regarding HIG’s interest in potentially acquiring NCI.

39. On March 8, 2017, HIG executives again reached out to Defendant Dillahay and expressed an initial offer to acquire NCI at a purchase price of $18.00 per share.

40. That same day, Defendant Dillahay received a call from a representative of a second private equity firm, Party B, regarding the scheduling of a meeting with a partner of Party B to discuss a potential acquisition of NCI.

41. Two days later, on March 10, 2017, a third private equity firm, Party C submitted a nonbinding indication of interest in which it proposed to acquire all of the outstanding Shares on a fully diluted basis for $19.00 per share in cash.

42. Following the receipt of Party C’s indication of interest, Defendant Dillahay, at the request of the NCI Board, immediately reached out to HIG executives and informed them that NCI had received a written offer from another private equity firm and that HIG should consider raising its price to at least $20.00 per share.

43. On March 15, 2017, HIG submitted a non-binding indication of interest in which it proposed to acquire all of the outstanding shares on a fully diluted basis for a price in the range of $19.00 to $21.00 per share in cash.

44. Shortly thereafter, Party C submitted a revised non-binding indication of interest to acquire NCI for $20 per share in cash.

45. Party C’s and HIG’s respective offers were presented to the Board during a telephonic meeting on March 17, 2016. After reviewing the terms, the Board resolved to refrain from making any definitive determinations with respect to the acquisition proposals received until completion of an ongoing audit of the 2016 fiscal year and the filing of NCI’s Annual Report on Form 10-K, which had already been delayed as a result of the embezzlement.

46. Over the next several weeks, Defendant Dillahay continued discussions with HIG and Party C in response to their respective indications of interest. To facilitate this process, on April 17, 2017, NCI executed a confidentiality agreement with HIG and shared certain financial and operational information with them.

47. On April 14, 2017, Mr. Dillahay received an unsolicited call from a representative of an engineering services firm, Party D, during which the representative indicated that Party D was interested in potentially acquiring NCI. Five days later, on April 19, 2017, Party D submitted a non-binding indication of interest that contemplated an acquisition of NCI at a price in the range of $14.06 to $16.08 per share. That same day, a fourth private equity firm, Party A, submitted non-binding indication of interest in which it proposed to acquire all of the outstanding Shares for $20.00 per share in cash.

48. At the same time that Party D and Party A were entering the bidding process, NCI also received a revised non-binding indication of interest from HIG, and a draft term sheet and exclusivity agreement from Party C. HIG’s revised non-binding indication of interest proposed the acquisition of all outstanding Shares on a fully diluted basis for $19.00 per share in cash, and Party C’s draft term sheet and exclusivity agreement contemplated the acquisition of all outstanding shares of NCI for $20.00 per share in cash and proposed that Party C be granted the exclusive right to negotiate a transaction with NCI.

49. On April 20, 2017, Party D elected to rescind its interest, and that same day the Board held a telephonic meeting to review the respective indications of interest from the remaining parties, HIG, Party A, and Party C, and the discussions to date with each such party.

50. On April 24, 2017, NCI executed an amendment to its existing confidentiality agreement with Party A, which had been entered into in connection with NCI’s 2016 Solicitation Process, to extend the term thereof until April 30, 2020 and shared certain financial and operational information with them.

51. Also on April 24, 2017, the Board directed NCI management to meet with representatives of a leading provider of IT services to the U.S. government, Party E, regarding Party E’s acquisition strategy, and how an acquisition of NCI could play into such strategy. These discussions bore fruit the following day when Party E submitted a non-binding indication of interest in which it proposed to acquire NCI at a valuation range of $18.00 to $20.00 per share.

52. On April 26, 2017, NCI executed a confidentiality agreement with Party E and on April, 28, 2017 shared certain financial and operational information with them.

53. Over the next several weeks, NCI and the various interested parties conducted due diligence and continued negotiations regarding various terms of a potential merger agreement. By the time the Board met on May 22, 2017, for a telephonic meeting, Party A, Party C, and Party E had each elected to withdraw from the bidding process, while HIG had submitted a revised non-binding proposal increasing the price per share it was willing to pay for NCI to $20.00 per share in cash. With only one proposal left to consider, the NCI Board instructed senior management of NCI to continue discussions with HIG.

54. Over the next several weeks, the parties conducted due diligence and continued negotiations regarding various terms of the merger agreement, including the termination fee, the reverse termination fee, and the terms of the no-shop provision. After exchanging several revised drafts, a finalized draft of the Merger Agreement was presented to the Board on June 29, 2017. During the June 29, 2017 Board meeting, the Board reviewed the proposed final draft of the merger agreement as well as the respective fairness opinions prepared and provided by Stifel and Wells Fargo. Following this review, the Board unanimously approved the merger, and the Company and HIG executed the Merger Agreement and other transaction documents on July 2, 2017.

55. The following day, July 3, 2017, NCI issued a press release announcing the execution of the Merger Agreement.

The Merger Announcement

56. In a press release dated July 3, 2017, NCI announced that it had entered into a Merger Agreement with HIG pursuant to which HIG will commence a tender offer to acquire all of the outstanding shares of NCI common stock for $20.00 per share in cash.

57. The press release states in pertinent part:

RESTON, VA, July 3, 2017 – NCI, Inc. (NASDAQ: NCIT) (“NCI” or the “Company”), a leading provider of information technology (IT) and professional services and solutions to U.S. Federal Government agencies, announced today that it has signed a definitive agreement to be acquired by private funds managed by an affiliate of H.I.G. Capital, LLC (“H.I.G.”), a leading global private equity investment firm, in an all-cash transaction valued at approximately $283 million.

Under the terms of the definitive agreement, H.I.G. will commence a tender offer no later than July 17, 2017, to acquire all outstanding shares of NCI’s Class A and Class B common stock for $20.00 per share in cash. NCI’s board of directors has unanimously approved the transaction. Concurrently with the execution of the merger agreement, the chairman of the board of NCI, Charles Narang, in his capacity as a stockholder of the Company, entered into a tender and support agreement pursuant to which he will, subject to certain exceptions, tender all of his shares of NCI common stock in favor of the offer.

“On behalf of NCI, I am pleased to announce this agreement today and excited by the prospect of what it means for our customers and employees,” said Paul A. Dillahay, president and CEO. “This partnership with H.I.G. Capital will offer NCI an opportunity to accelerate our growth strategy; enhance our delivery of premier solutions to our customers, including the use of artificial intelligence and agile software development to increase the speed, productivity and capability of their missions; and create new opportunities for our employees.”

“We are excited to partner with Paul Dillahay and the entire NCI workforce,” said Rick Rosen, an executive managing director at H.I.G. “We believe NCI is well positioned to continue to deliver differentiated technology solutions to its federal government customers, including the men and women of our armed forces, and we look forward to working with the NCI management team through the next stage of the Company’s growth.”

The closing of the tender offer will be subject to certain conditions, including the tender of shares of NCI common stock representing at least a majority of the voting power of the shares of Class A and Class B common stock outstanding on a fully-diluted basis (assuming that the shares of Class B common stock will convert to Class A common stock upon consummation of the tender offer, the exercise of all options and the vesting of all restricted stock awards), the expiration of the waiting period under any applicable antitrust laws and other customary conditions. Upon the completion of the tender offer, H.I.G. will acquire all remaining shares through a second step merger without the need for a stockholder vote under Delaware law. The closing of the transaction is not contingent on financing. The parties currently expect the transaction to close in the third quarter of 2017. Upon the completion of the proposed transaction, NCI will become a privately held company.

Wells Fargo Securities, LLC and Stifel, Nicolaus & Company, Incorporated are serving as financial advisors to NCI. Paul Hastings LLP is acting as NCI’s legal advisor. Teneo Capital is acting as H.I.G.’s financial advisor. Kirkland & Ellis LLP is acting as H.I.G.’s legal advisor

58. As noted in both the press release and Merger Agreement, NCI’s stockholders will have the right to receive, in exchange for each share of NCI stock, $20.00 per share in cash. However, the consideration to be paid to Plaintiff and the Class in the Proposed Transaction is inadequate because, among other things, the intrinsic value of the Company is materially in excess of the amount offered in the Proposed Transaction.

59. Here, the Individual Defendants have secured a deal that significantly harms shareholders, as Plaintiff and the Class will lose their right to share proportionately and equitably in the future success of the Company as a standalone entity.

The Recommendation Statement Misstates and/or Omits Material Information

60. On July 17, 2017, NCI filed the Recommendation Statement with the SEC in support of the Tender Offer commenced by HIG that same day. As alleged below and elsewhere herein, the Recommendation Statement contains material misstatements and omissions of fact that must be cured to allow NCI’s stockholders to render an informed decision with respect to the Tender Offer.

61. As discussed below, the Recommendation Statements omits material information regarding: (i) the relevant terms of the confidentiality agreements entered into with the various interested parties; (ii) potential conflicts of interest on the part of Wells Fargo; (iii) the valuation analyses prepared by NCI’s financial advisors in connection with the rendering of their respective fairness opinions; and (iv) NCI’s management’s projections, utilized by Wells Fargo and Stifel in the preparation of their respective financial analyses. This material information directly impacts the Company’s expected future value as a standalone entity, and its omission renders the statements made materially misleading and, if disclosed, would significantly alter the total mix of information available to NCI’s stockholders.

Standstill Provisions

62. The Recommendation Statement discloses that NCI entered into confidentiality agreements with several potential acquirers during its search for strategic partners. However, the Recommendation Statement is silent as to whether any of these confidentiality agreements contained standstill provisions that are currently operating to restrain these interested parties from making a superior offer or topping bid for the Company, or if they contained don’t-ask-don’t-waive provisions or other terms that contractually prohibit these parties from seeking a waiver of any standstill provision terms. These omissions render the Recommendation Statement’s passages concerning the confidentiality agreements materially misleading.

63. Without this information, the Company’s stockholders are being misled into assuming that other interested parties, which were actively interested in acquiring the Company, could make an offer to acquire the Company if they so choose – when it is likely that they are actually precluded from doing so. Accordingly, the omission of information pertaining to such conflicts of interests renders the Recommendation Statement false and misleading, including, inter alia, the “Background and Reasons for the NCI Board’s Recommendation” section.

Material Omissions Concerning Conflicts of Interest Involving Wells Fargo

64. The Recommendation Statement omits material information concerning the potential conflicts of interest faced by Wells Fargo.

65. As noted in the Recommendation Statement, Wells Fargo and/or its affiliates are lenders to or have otherwise extended credit to certain members of the HIG Group by means of, among other things, loans, letters of credit, financing leases and purchasing cards. No details are included concerning the amount of revenue Wells Fargo has earned, or is expected to earn, in connection with those lending services, nor is there any indication as to the timeframe that these services transpired or expected to transpire.

66. Full disclosure of investment banker compensation and all potential conflicts is necessary due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives. Accordingly, the omission of information pertaining to such conflicts of interests renders the Recommendation Statement false and misleading, including, inter alia, the following sections of the Recommendation Statement: (i) “Background and Reasons for the NCI Board’s Recommendation” and (ii) “Opinion of Wells Fargo Securities, LLC.”

Material Omissions Concerning the Company’s Financial Projections

67. Additionally, the Recommendation Statement also fails to disclose material information concerning the Company’s financial projections. Specifically, the Recommendation Statement provides stockholders with two non-GAAP financial measures, Adjusted Diluted EPS and Adjusted EBITDA. Although the Recommendation Statement provides a definition for how these metrics were calculated, it fails to provide the line item metrics used to calculate them. Providing these non-GAAP metrics without disclosing the line item metrics used to calculate them, or otherwise reconciling these non-GAAP projection to GAAP measures, makes the provided disclosure materially incomplete and misleading. Non-GAAP measures have no universally understood definition and vary widely between companies depending on the needs of management.

68. Accordingly, the Recommendation Statement provides NCI stockholders with non-GAAP financial projections that make it extremely difficult for stockholders to assess the fairness of the Proposed Transaction. Because of the non-standardized and potentially manipulative nature of non-GAAP measures, federal law and regulations require the disclosure of certain information in solicitation materials. Thus, when a company discloses information in a Recommendation Statement that includes a non-GAAP financial measures, as is the case here, the Company must also disclose comparable GAAP measures and a quantitative reconciliation. 17 C.F.R. § 244.100.

69. Item 10(e)(1)(i)(B) of SEC Regulation S-K further states that, with regard to forward-looking information such as financial projections, any reconciling metrics that are available without unreasonable efforts must be disclosed. 17 C.F.R. 229.10(e)(1)(i)(B). Moreover, on May 17, 2016, the SEC’s Division of Corporation Finance released updated

Compliance and Disclosure Interpretations (“C&DIs”) on the use of non-GAAP financial measures. One of the new C&DIs regarding forward-looking information, such as financial projections, explicitly requires companies to provide reconciling metrics for “free cash flow” figures. S.E.C. Comp. & Disc. Interps., Question 102.07 (May 17, 2016) https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

70. Adjusted Diluted EPS and Adjusted EBITDA share similar line item metrics, and for that reason it is disconcerting that the information required to calculate and reconcile the most directly comparable GAAP financial measure is not provided. As discussed in the Certain Financial Projections section, these metrics, and others, were used by management to calculate the projections for 2017 through 2021. Consequently, this information is readily available to management and should be shared with stockholders. The failure to provide these reconciliations places NCI stockholders at a significant disadvantage. Accordingly, without the ability to reconcile the non-GAAP projections to corresponding GAAP metrics, NCI’s stockholders are provided an incomplete picture of the Company’s financial future and are therefore unable to make a properly informed decision on whether or not to tender their shares.

71. Without disclosure of these reconciling metrics, the Recommendation Statement violates SEC regulations and materially misleads NCI’s stockholders. The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. Here, the Defendants’ failure to provide full and accurate disclosures renders the Recommendation Statement false and misleading, including, inter alia, the following sections of the Recommendation Statement: (i) “Certain Financial Projections,” (ii) “Opinion of Wells Fargo Securities, LLC,” and (iii) “Opinion of Stifel, Nicolaus & Company, Incorporated.”

Material Omissions Concerning the Wells Fargo’s and Stifel’s Financial Analyses

72. Finally, the Recommendation Statement fails to disclose material information concerning the financial analyses, and the opinions and analysis of the Company’s financial advisors, on which the Board purportedly relied. Here, the Recommendation Statement describes Stifel’s and Wells Fargo’s fairness opinion and the various valuation analyses each advisor performed in support of their opinions. However, the descriptions of Stifel’s and Wells Fargo’s respective fairness opinions and the underlying analyses fail to include key inputs and assumptions underlying these analyses. Without this information, as described below, NCI public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on either Stifel’s or Wells Fargo’s respective fairness opinion in determining whether to tender their shares in support of the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to NCI stockholders.

73. Specifically, the Recommendation Statement fails to disclose various material elements of the financial analyses performed by Stifel and Wells Fargo. For example, Stifel and Wells Fargo each performed a Selected Public Companies Analysis, which was presented to the Board, yet the Recommendation Statement fails to disclose the individual multiples and financial metrics for the companies identified in Stifel’s or Wells Fargo’s respective analyses.

74. Similarly, Stifel and Wells Fargo performed a Selected Transactions Analysis, which was also presented to the Board, however, the Recommendation Statement fails to disclose the individual multiples and financial metrics for the transactions identified in Stifel’s or Wells Fargo’s respective analyses.

75. Furthermore, Stifel and Wells Fargo each performed a Discounted Cash Flow Analysis, which was also presented to the Board. With regard to Wells Fargo’s respective analysis, the Recommendation Statement fails to disclose (i) estimated net present value of the projected unlevered, after-tax free cash flows of NCI; (ii) the constituent line items Wells Fargo used in calculating unlevered free cash flow; (iii) the estimated terminal value of the Company as calculated by Wells Fargo; and (iv) the inputs and assumptions underlying the discount rate range of 10.5% to 11.5%.

76. In connection with Stifel’s Discounted Cash Flow Analysis, the financial advisor chose to perform two discounted cash flow analyses, one based on the terminal multiple method and the second based on the perpetuity growth method. However, with regard to both sets of analyses, the Recommendation Statement fails to disclose: (i) projected unlevered free cash flow; (ii) the constituent line items Stifel used in calculating projected unlevered free cash flow; (iii) the estimated terminal value of the Company as calculated by Stifel; and (iv) the inputs and assumptions underlying the discount rate range of 10.5% to 11.5%.

77. When a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Furthermore, disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. This information is therefore material, and must be disclosed if NCI stockholders are to make a fully informed decision. These omissions are made all the more important by the dissimilar findings that resulted from these separate analyses. For example, the discounted cash flow analysis performed by Wells Fargo, indicated an implied valuation reference range per share of $16.32 to $19.76, while Stifel calculated an implied implied equity values per share ranging from $20.26 to $21.65 when using the terminal multiple method, and implied equity values per share ranging from $16.74 to $18.25 when using the perpetuity growth model.

78. Without such undisclosed information, NCI stockholders cannot evaluate for themselves whether the financial analyses performed by Stifel and Wells Fargo were based on reliable inputs and assumptions or whether they were prepared with an eye toward ensuring that a positive fairness opinion could be rendered in connection with the Proposed Transaction. In other words, full disclosure of the omissions identified above is required in order to ensure that stockholders can fully evaluate the extent to which Stifel’s and Wells Fargo’s respective opinions and analyses should factor into their decision whether to tender their shares.

79. Here, omission of this information renders certain portions of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act including, inter alia, the following sections of the Recommendation Statement: (i) “Certain Financial Projections,” (ii) “Opinion of Wells Fargo Securities, LLC,” and (iii) “Opinion of Stifel, Nicolaus & Company, Incorporated.”

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations of § 14(e) of the

Securities Exchange Act of 1934

64. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

65. Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading…” 15 U.S.C. § 78n(e).

66. As discussed above, NCI filed and delivered the Recommendation Statement to its stockholders, which defendants knew or recklessly disregarded contained material omissions and misstatements as set forth above.

67. Defendants are violating § 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, in connection with the tender offer commenced in conjunction with the Proposed Transaction. Defendants knew or recklessly disregarded that the Recommendation Statement failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

68. The Recommendation Statement was prepared, reviewed and/or disseminated by defendants. It misrepresented and/or omitted material facts, including material information about the consideration offered to stockholders via the tender offer, the intrinsic value of the Company, and potential conflicts of interest faced by certain Individual Defendants.

69. In so doing, defendants made untrue statements of material facts and omitted material facts necessary to make the statements that were made not misleading in violation of § 14(e) of the Exchange Act. By virtue of their positions within the Company and/or roles in the process and in the preparation of the Recommendation Statement, defendants were aware of this information and their obligation to disclose this information in the Recommendation Statement.

70. The omissions and incomplete and misleading statements in the Recommendation Statement are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the Recommendation Statement as altering the “total mix” of information made available to stockholders.

71. Defendants omitted the material information identified above from the Recommendation Statement knowingly or with deliberate recklessness, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

72. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT II

Claims Against All Defendants for Violations of § 14(d)(4) of the

Securities Exchange Act of 1934 and SEC Rule 14d-9 (17 C.F.R. § 240.14d-9)

73. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

74. Defendants have caused the Recommendation Statement to be issued with the intention of soliciting stockholder support of the Proposed Transaction.

75. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

76. The Recommendation Statement violates § 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which render the Recommendation Statement false and/or misleading.

77. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

78. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

79. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT III

Against the Individual Defendants for

Violations of § 20(a) of the 1934 Act

80. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

81. The Individual Defendants acted as controlling persons of NCI within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of NCI and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Recommendation Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

82. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

83. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Recommendation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in the making of the Recommendation Statement.

84. By virtue of the foregoing, the Individual Defendants violated Section 20(a) of the 1934 Act.

85. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(d) of the 1934 Act and Rule 14d-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act. As a direct and proximate result of defendants’ conduct, Plaintiff is threatened with irreparable harm.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) declaring that the Recommendation Statement is materially false or misleading;

(C) enjoining, preliminarily and permanently, the Proposed Transaction;

(D) in the event that the transaction is consummated before the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(E) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties.

(F) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(G) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: July 25, 2017
/s/ Elizabeth K. Tripodi
ELIZABETH K. TRIPODI (VSB #73483)
LEVI & KORSINSKY, LLP
1101 30th Street N.W., Suite 115
Washington, D.C. 20007
Telephone: (202) 524-4290
Facsimile: (202) 333-2121
Email: etripodi@zlk.com

Attorneys for Plaintiff

25